UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited – Update on Restructuring Discussions and SeaMex Ltd. Joint Venture

Hamilton, Bermuda, June 11, 2021—Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCPK:SDRLF) and Seadrill New Finance Limited (the “Issuer”) announce that restructuring discussions have continued with certain holders (the “Noteholders”) of the Issuer’s 12.0% senior secured notes due 2025 (the “Notes”) and good progress continues to be made.

The restructuring discussions include SeaMex Ltd. (“SeaMex”), a 50/50 joint venture which Seadrill established with an investment fund controlled by Fintech Holdings Limited (“Fintech”) in 2014.

The Issuer has agreed in principle the key terms of a restructuring proposal in relation to SeaMex with a majority of the Noteholders and which provides for a refinancing of the secured bank debt of SeaMex. The key terms of this proposal include:

•	materially deleveraging SeaMex’s balance sheet by equitizing all or a significant proportion of the approximately $454 million of subordinated debt controlled by the Issuer; and

•	injecting short-term liquidity into SeaMex in order to bridge towards a refinancing of SeaMex’s senior bank debt as part of a comprehensive restructuring of SeaMex’s balance sheet.

Seamexholding International, Inc. (a wholly owned subsidiary of Fintech) served a petition to place SeaMex under provisional liquidation in Bermuda. In the absence of a consensual agreement with Fintech on restructuring terms, the Issuer and a significant majority of the financial creditors of SeaMex are nominating their own provisional liquidators in order to be able to implement a creditor supported restructuring of SeaMex to maximise value for creditors and other stakeholders. The need for the provisional liquidation and restructuring has arisen as a result of Petróleos Mexicanos (“Pemex”) not having paid material receivables to SeaMex over a prolonged period of time as well as an objective to deleverage SeaMex’s balance sheet.

The financial creditors of SeaMex remain fully supportive of SeaMex. Such a restructuring is only at the SeaMex holding company level and will not impact the operational activities of the business. There will similarly be no impact to employees, customers or suppliers. Any use of a court supervised process in Bermuda will benefit from funding and result in an orderly restructuring of SeaMex’s balance sheet for the benefit of all stakeholders, including employees, customers and suppliers.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTCPK. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: June 11, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)